Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated October 25, 2021, the related Letter of Transmittal and other related materials and any amendments, supplements or modifications thereto, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or any other law or regulation of such jurisdiction. If Purchaser becomes aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with law or regulation, Purchaser will make a good faith effort to comply with any such law or regulation. If, after such good faith effort, Purchaser cannot comply with any such law or regulation, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Adamas Pharmaceuticals, Inc.

at

$8.10 per share, in cash,

plus two non-transferable and non-tradable contingent value rights per share,

each of which represents the right to receive a contingent cash payment of

$0.50 upon the achievement of specified milestones
pursuant to the Offer to Purchase dated October 25, 2021

by

Supernus Reef, Inc.,
a wholly owned subsidiary

of

Supernus Pharmaceuticals, Inc.

Supernus Reef, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Supernus Pharmaceuticals, Inc., a Delaware corporation (“Supernus”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Adamas Pharmaceuticals, Inc., a Delaware corporation (“Adamas”), in exchange for (a) $8.10 per Share (the “Cash Amount”), in cash, without interest and less any applicable withholding taxes, plus (b) two non-transferable and non-tradable contingent value rights (each, a “CVR”), each of which represents the contractual right to receive a contingent payment of $0.50, in cash, without interest and less any applicable withholding taxes, which amount will become payable, if at all, if specified milestones are achieved prior to each of December 31, 2024 and December 31, 2025, as applicable (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2021, and in the related Letter of Transmittal (which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or modified from time to time, collectively constitute the “Offer”). Stockholders of record who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

Each CVR represents a non-transferable and non-tradable contractual contingent right to receive a cash payment of $0.50, without interest and less any required withholding taxes (each such amount, a “Milestone Payment”) in accordance with the terms of a Contingent Value Rights Agreement to be entered into among Supernus, Purchaser and a rights agent mutually agreeable to Supernus and Adamas (the “CVR Agreement”). One Milestone Payment is payable (subject to certain terms and conditions) upon the first occurrence of the achievement of aggregate worldwide Net Sales of the Product (each as defined in the CVR Agreement) in excess of $150,000,000 during any consecutive 12 month period ending on or before December 31, 2024 (“Milestone 2024”). Another Milestone Payment is payable (subject to certain terms and conditions) upon the first occurrence of the achievement of aggregate worldwide Net Sales of the Product (each as defined in the CVR Agreement) in excess of $225,000,000 during any consecutive 12 month period ending on or before December 31, 2025 (“Milestone 2025” and, collectively with Milestone 2024, the “Milestones”). Each Milestone may only be achieved once. The maximum amount payable with respect to the two CVRs issued in respect to each Share is $1.00 in the aggregate.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON NOVEMBER 23, 2021, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated October 10, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Adamas, Supernus and Purchaser. The Merger Agreement provides, among other things, that, following the consummation of the Offer and provided that there are no legal restraints preventing or prohibiting the Merger, Purchaser will be merged with and into Adamas pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Adamas continuing as the surviving corporation and becoming a wholly owned subsidiary of Supernus (the “Merger”). In the Merger, each Share will be cancelled and converted into the right to receive the Offer Price.

The Offer is not subject to a financing condition. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”), including the Minimum Condition (as defined below) and the Antitrust Condition (as defined below).

The term “Expiration Date” means November 23, 2021, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date.

The Board of Directors of Adamas has: (1) determined that the Merger Agreement, the CVR Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), are advisable and fair to, and in the best interest of, Adamas and its stockholders, (2) authorized and approved the execution, delivery and performance by Adamas of the Merger Agreement and the consummation of the Transactions, including, without limitation, the Offer and the Merger, on the terms and subject to the conditions contained in the Merger Agreement, (3) authorized the Merger to be effected under Section 251(h) of the DGCL, and (4) resolved to recommend that the holders of the Shares tender their Shares to Purchaser pursuant to the Offer.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Supernus is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that: (i) if, at the scheduled Expiration Date, any Offer Condition, other than the Minimum Condition, has not been satisfied or waived, Purchaser may extend the Offer for one or more consecutive increments of up to ten business days each, until such time as such conditions have been satisfied or waived; (ii) Purchaser shall extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof or NASDAQ applicable to the Offer; and (iii) Purchaser shall extend the Offer for one or more consecutive increments of up to ten business days each, until such time as any waiting periods (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), shall have expired or been terminated; and (iv) if, at the scheduled Expiration Date, each Offer Condition (other than the Minimum Condition and other conditions that by their nature are to be satisfied at the Expiration Date) shall have been satisfied or waived and the Minimum Condition shall not have been satisfied, if so requested by Adamas, Purchaser shall extend the Offer for ten business days; provided, however, in no event shall Purchaser be required to extend the expiration of the Offer for more than 20 business days in the aggregate; and provided further that Purchaser shall not be required to extend the Offer beyond the earlier to occur of (i) the valid termination of the Merger Agreement and (ii) the first business day immediately following February 10, 2022.

The “Minimum Condition” means that there shall have been validly tendered (and not validly withdrawn) prior to the expiration of the Offer that number of Shares that, when added to any Shares then owned beneficially by Supernus, Purchaser or any other subsidiary of Supernus, would represent a majority of the Shares outstanding as of the consummation of the Offer.

The “Antitrust Condition” means any applicable waiting period under the HSR Act applicable to the Transactions shall have either expired or been terminated.

If the Offer is consummated, Purchaser will not seek the approval of Adamas’ remaining stockholders before effecting the Merger. Supernus, Purchaser and Adamas have elected to have the Merger Agreement and the Transactions governed by Section 251(h) of the DGCL and agreed that the Merger will be effected as soon as practicable following the consummation of the Offer. Under Section 251(h) of the DGCL, the consummation of the Merger does not require a vote or action by written consent of Adamas’ stockholders.

Purchaser expressly reserves the right to waive, in its sole discretion, in whole or in part, any Offer Condition or modify the terms of the Offer, except that Adamas’s prior written consent is required for Purchaser to: (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) decrease the maximum number of Shares sought pursuant to the Offer; (iv) impose conditions or requirements to the Offer in addition to the conditions set forth in the Merger Agreement; (v) add to the Offer Conditions or modify any Offer Condition in a manner adverse to the holders of Shares or that could, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Supernus or Purchaser to consummate the Offer, the Merger or the other Transactions; (vi) amend, modify, change or waive the Minimum Condition or the No Legal Prohibition Condition (as defined in the Offer to Purchase); (vii) amend or modify the terms of the CVR or the CVR Agreement; (viii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, except as otherwise provided in the Merger Agreement; or (ix) otherwise make any other change to the terms or conditions of the Offer that is adverse to holders of Shares.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Date.

Purchaser is not providing for guaranteed delivery procedures. Therefore, Adamas stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The Depository Trust Company (“DTC”), which is earlier than one minute following 11:59 p.m., Eastern Time, on the Expiration Date. In addition, for Adamas stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to one minute following 11:59 p.m., Eastern Time, on the Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Cash Amount for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments in respect of the Cash Amount from Supernus and Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Neither Purchaser nor Supernus will be required to deposit any funds related to the CVRs with the rights agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. Under no circumstances will Supernus or Purchaser pay interest on the Offer Price for Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with all required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if Purchaser has not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after December 24, 2021, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution,” unless such Shares have been tendered for the account of an “eligible institution.” If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the scheduled expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Adamas has provided Purchaser with Adamas’ stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Adamas’ stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash and CVRs by a U.S. holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. holder recognizes, and the timing and potentially character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, with respect to which there is a significant amount of uncertainty. The installment method of reporting any gain attributable to receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market. Supernus intends to treat a stockholder’s receipt of a CVR pursuant to the Offer or the Merger for all U.S. federal and applicable state and local income tax purposes as additional consideration paid for the Shares pursuant to the Offer or the Merger. See Section 5 of the Offer to Purchase for a more detailed discussion of the U.S. federal income tax treatment of the Offer.

You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to D.F. King & Co., Inc. (the “Information Agent”) at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks & Brokers May Call: (212) 269-5550

All Others Call Toll-Free: (800) 549-6697

Email: adamas@dfking.com

October 25, 2021